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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                              SCHEDULE 14D-1/A

                           TENDER OFFER STATEMENT

                                PURSUANT TO
          SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                             (AMENDMENT NO. 5)


                                TRACOR, INC.
                         (Name of Subject Company)

                           GEC Acquisition Corp.
                              GEC Incorporated
                    The General Electric Company, p.l.c.
    (not affiliated with the U.S. based corporation with a similar name)
                                 (Bidders)

                   Common Stock, Par Value $.01 Per Share
  (including the associated Series A Junior Participating Preferred Stock
                             Purchase Rights)
                       (Title of Class of Securities)

                                 892349200
                   (CUSIP Number of Class of Securities)

        ------------------------------------------------------------


                            Patricia A. Hoffman
                              GEC Incorporated
                        c/o NI Holdings Incorporated
                           5700 West Touhy Avenue
                              Niles, IL 60714

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

        ------------------------------------------------------------


                                  Copy to:

                           Peter S. Wilson, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


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          This statement amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on April 27, 1998, as amended by Amendment Nos. 1-4 thereto (as so amended, the "Schedule 14D-1"), by GEC Acquisition Corp., a Delaware corporation (the "Purchaser"), GEC Incorporated, a Delaware corporation (the "Parent"), and The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c."), relating to the offer by the Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Tracor, Inc., a Delaware corporation (the "Company"), including the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement dated as of February 17, 1997 between the Company and Harris Trust and Savings Bank, as Rights Agent, at a price of $40.00 per Share (including the associated Right), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits
(a)(1) and (a)(2), respectively, to the Schedule 14D-1.

Item 10.  Additional Information

          Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

          On June 18, 1998, GEC, p.l.c. issued a press release, a copy of which is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits

          Item 11 is hereby amended and supplemented to add a new Exhibit as follows:

          (a)(12) Text of Press Release dated June 18, 1998, issued by GEC, p.l.c.



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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Dated:  June 18, 1998


                                        GEC ACQUISITION CORP.


                                        By: /s/ John Currier
                                            -----------------------------
                                            Name:  John Currier
                                            Title: Secretary and Vice
                                                   President


                                        GEC INCORPORATED


                                        By: /s/ Michael Lester
                                            -----------------------------
                                            Name:  Michael Lester
                                            Title: Director


                                        THE GENERAL ELECTRIC COMPANY,
                                        P.L.C.


                                        By: /s/ Norman Porter
                                            -----------------------------
                                            Name:  Norman Porter
                                            Title: Secretary


                                     2

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                               EXHIBIT INDEX


Exhibit
Number                      Exhibit Name                         Page No.

*(a)(1)     Offer to Purchase.
*(a)(2)     Letter of Transmittal.
*(a)(3)     Notice Of Guaranteed Delivery.
*(a)(4)     Letter to Brokers, Dealers, Banks, Trust
            Companies and Other Nominees.
*(a)(5)     Letter to Clients for use by Brokers,
            Dealers, Banks, Trust Companies and Other
            Nominees.
*(a)(6)     Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form
            W-9.
*(a)(7)     Form of Summary Advertisement dated
            April 27, 1998.
*(a)(8)     Text of Press Release dated April 27, 1998,
            issued by GEC, p.l.c.
*(a)(9)     Text of notice issued by the Purchaser.
*(a)(10)    Text of Press Release dated May 22, 1998,
            issued by GEC, p.l.c.
*(a)(11)    Text of Press Release dated June 11, 1998,
            issued by GEC, p.l.c.
 (a)(12)    Text of Press Release dated June 18, 1998,
            issued by GEC, p.l.c.
*(b)        The Euro 6,000,000,000 Syndicated Credit Facility dated
            March 25, 1998, among GEC, p.l.c., HSBC Investment Bank
            PLC, as Agent,  Marine  Midland  Bank,  as US Swingline
            Agent, and certain other financial institutions.
*(c)(1)     Agreement and Plan of Merger dated as of
            April 21,  1998,  among the  Purchaser,  Parent and the
            Company.
*(c)(2)     Stockholder Agreement dated as of April 21,
            1998, among the Purchaser, Parent and
            certain stockholders of the Company.
*(c)(3)     Confidentiality Agreement dated March 6,
            1998, between GEC Marconi, N.A., Inc. and the Company.
*(c)(4)     Letter dated April 21, 1998, from GEC,
            p.l.c. to the Company.
 (d)        None.


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Exhibit
Number                      Exhibit Name                         Page No.

 (e)        Not applicable.
 (f)        None.
*(g) Certified extract from the resolutions of the Board of Directors of Parent dated
            April 21, 1998.

--------------------
*Previously filed.


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                                                            Exhibit (a)(12)


              GEC Announces Completion of Tracor Tender Offer

          The General Electric Company, p.l.c. announced today that its wholly-owned subsidiary, GEC Acquisition Corp., has completed its tender offer to purchase all of the outstanding shares of common stock of Tracor (Nasdaq-TTRR) at $40 per share. The tender offer expired at 12:00 midnight, New York City time, on Wednesday 17th June, 1998.

          As of the expiration of the tender offer over 90% of the outstanding shares of Tracor's common stock had been tendered and accepted for payment. GEC anticipates the prompt consummation of a merger of GEC Acquisition Corp. with and into Tracor whereby Tracor will become a wholly-owned subsidiary of GEC.

          The General Electric Company, p.l.c. is not affiliated with the similarly named company which is based in the United States.